Dreyfus Cash Management
Statement of Investments

4/30/2005 (Unaudited)

Negotiable Bank Certificates of Deposit - 48.0%	Principal Amount ($)	Value ($)
American Express Bank, FSB		
2.82%, 5/6/2005	100,000,000	100,000,000
Banco Bilbao Vizcaya Argentaria S.A. (London)		
3.01%, 6/24/2005	200,000,000	200,002,977
Banco Bilbao Vizcaya Argentaria S.A. (Yankee)		
2.86% - 2.87%, 5/17/2005 - 6/6/2005	200,000,000	200,000,496
Banco Monte Dei Paschi (London)		
2.87%, 5/17/2005	300,000,000	300,000,000
Barclays Bank PLC (Yankee)		
2.80% - 3.00%, 5/2/2005 - 6/30/2005	600,000,000	600,003,101
Credit Suisse (Yankee)		
2.80%, 5/2/2005	500,000,000	500,000,000
Depfa Bank PLC (Yankee)		
2.88% - 3.01%, 6/3/2005 - 6/22/2005	400,000,000	400,000,000
Dexia Credit Locale (Yankee)		
2.80%, 5/4/2005	100,000,000	100,000,083
First Tennassee Bank N.A.		
2.88% - 3.03%, 5/13/2005 - 7/5/2005	590,000,000	590,000,000
Fortis Bank (Yankee)		
2.87%, 5/13/2005	100,000,000	100,000,000
HBOS Treasury Services PLC		
2.87%, 5/17/2005	400,000,000	400,000,000
KBC Bank N.V.		
2.83%, 5/10/2005	195,000,000	195,000,000
Natexis Banques Populares (Yankee)		
2.80% - 2.85%, 5/3/2005 - 5/17/2005	525,000,000	524,999,903
Svenska Handelsbanken (Yankee)		
2.80% - 2.81%, 5/3/2005 - 5/5/2005	475,000,000	475,000,000
UniCredito Italiano SpA (London)		
2.87%, 6/3/2005	450,000,000	450,000,000
Washington Mutual Bank F.A.		
3.01% - 3.02%, 6/21/2005-6/27/2005	175,000,000	175,000,000
Wells Fargo Bank N.A.		
2.80%, 5/5/2005	232,000,000	232,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $5,542,006,560)		**5,542,006,560**

Commercial Paper - 39.9%		
Abbey National North America LLC		
2.81% - 2.82%, 5/5/2005 - 5/6/2005	550,000,000	549,797,223
Amsterdam Funding Corp.		
2.87%, 5/13/2005	270,000,000 a	269,742,601
Bank of America Corp.		
2.92%, 6/8/2005	500,000,000	498,469,445
CC (USA) Inc.		
2.74%, 5/13/2005 - 5/16/2005	319,000,000 a	318,686,974
Credit Suisse First Boston (USA) Inc.		
2.81%, 5/4/2005	75,000,000	74,982,500
Dresdner U.S. Finance Inc.		
2.82%, 5/5/2005	525,000,000	524,836,083

FCAR Owner Trust Series One		
2.87%, 6/2/2005	110,000,000	109,721,333
FCAR Owner Trust Series Two		
2.74%, 5/12/2005	102,000,000	101,915,227
General Electric Capital Corp.		
2.73%, 5/12/2005	500,000,000	499,585,208
HBOS Treasury Services PLC		
2.87%, 6/3/2005	80,000,000	79,791,000
Lexington Parker Capital Co.LLC		
2.74%, 5/10/2005	15,170,000 a	15,159,684
Long Lane Master Trust		
2.84%, 5/9/2005	60,154,000 a	60,116,170
Mane Funding Corp.		
2.82%, 5/5/2005	50,022,000 a	50,006,382
Morgan Stanley & Co.		
2.85%, 5/16/2005	25,000,000	24,970,417
Norddeutsche Landesbank Luxembourg S.A.		
3.03%, 7/5/2005	100,000,000	99,456,528
Northern Rock PLC		
3.02%, 6/23/2005	100,000,000	99,558,333
Picaros Funding LLC		
2.82%, 5/5/2005	210,865,000 a	210,799,163
Prefco		
2.82%, 5/5/2005	111,295,000 a	111,225,255
Sigma Finance Inc.		
3.03%, 6/29/2005	100,000,000 a	99,506,694
Skandinaviska Enskilda Banken AB		
2.73% - 3.03%, 5/10/2005 - 7/5/2005	199,000,000	198,222,953
Solitaire Funding LLC		
2.81% - 2.87%, 5/4/2005 - 5/13/2005	130,314,000 a	130,211,418
Stadshypotek Delaware Inc.		
2.80%, 5/2/2005	100,000,000 a	99,992,236
Three Pillars Funding LLC		
2.80%, 5/2/2005	218,611,000 a	218,594,027
UBS Finance Delaware LLC		
2.94%, 5/2/2005	100,000,000	99,991,833
Westpac Bankng Corp.		
2.82%, 5/5/2005	70,000,000	69,800,500
Total Commercial Paper		
(cost $4,615,139,187)		**4,615,139,187**

Corporate Notes - 5.4%

Fifth Third Bancorp		
2.98%, 11/23/2005	200,000,000 b	200,000,000
Morgan Stanley & Co.		
2.86%, 2/3/2006	250,000,000 b	250,000,000
Sigma Finance Inc.		
2.83%, 10/17/2005	170,000,000 b	169,976,515
Total Corporate Notes		
(cost $619,976,515)		**619,976,515**

U.S. Government Agencies - 4.6%

Federal Home Loan Banks, Dicount Notes		
2.80%, 5/2/2005	50,000,000	49,996,111
Federal Home Loan Banks, Floating Rate Notes		
2.81%, 7/15/2005 - 4/11/2006	485,000,000 b	484,848,584
Total U.S. Government Agencies		
(cost $534,844,695)		**534,844,695**

Time Deposits - 3.3%

KBC Bank N.V. (Grand Cayman)		
3.00%, 5/2/2005	100,000,000	100,000,000
State Street Bank & Trust Co. (Grand Cayman)		
2.94%, 5/2/2005	278,000,000	278,000,000
Total Time Deposits		
(cost $378,000,000)		**378,000,000**
Total Investments (cost $11,689,966,957)	**101.2%**	**11,689,966,957**
Liabilities, Less Cash and Receivables	**(1.2%)**	**(136,406,153)**
Net Assets	**100.0%**	**11,553,560,804**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be*
   resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005,
   these securities amounted to $1,584,040,604 representing 13.7% of net assets.
b *Variable interest rate - subject to periodic change.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.